Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation or Organization
Project Angel Intermediate Holdings, LLC	Delaware
Project Angel Holdings, LLC	Delaware
MeridianLink, Inc.	California
ML East Acquisition Subsidiary, Inc.	Florida
Professional Credit Reporting, Inc.	California
Teledata Communications, Inc.	New York
MeridianLink Wholesale Data, LLC	Delaware
Saylent Technologies, Inc.	Delaware